Filed Pursuant to Rule 433 Registration Statement No. 333-272447
CAPPED LEVERAGED NOTES WITH ABSOLUTE RETURN BUFFER

Capped Leveraged Notes with Absolute Return Buffer Linked to an International Equity Index Basket

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value

Hypothetical Redemption Amount per Unit(1)

Hypothetical Total Rate of Return on the Notes

-100.00%

$1.000

-90.00%

-50.00%

$6.000

-40.00%

-30.00%

$8.000

-20.00%

-20.00%

$9.000

-10.00%

   -10.00%(2)

$11.000

   10.00%(3)

-5.00%

$10.500

5.00%

-3.00%

$10.300

3.00%

0.00%

$10.000

0.00%

5.00%

$10.555

5.55%

10.00%

$11.110

11.10%

22.53%

$12.500

   25.00%(4)

40.00%

$12.500

25.00%

60.00%

$12.500

25.00%

80.00%

$12.500

25.00%

100.00%

$12.500

25.00%

(1) The Redemption Amount per unit is based on the hypothetical Participation Rate of 111.00%.

(2) This hypothetical percentage change corresponds to the Threshold Value.

(3) Any positive return based on the depreciation of the Market Measure cannot exceed the return provided by the Threshold Value.

(4) Any positive return based on the appreciation of the Market Measure cannot exceed the return represented by the Capped Value.

Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Principal Amount	$10.00 per unit
Term	Approximately 2 years
Market Measure

An international equity index basket comprised of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the Swiss Market Index® (Bloomberg symbol: “SMI”), the S&P®/ASX 200 Index (Bloomberg symbol: “AS51”), and the FTSE® China 50 Index (Bloomberg symbol: “XIN0I”) (each, a “Basket Component”). The EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20.00%, each of the Swiss Market Index® and the S&P®/ASX 200 Index will be given an initial weight of 7.50%, and the FTSE® China 50 Index will be given an initial weight of 5.00%.

Payout Profile at Maturity

●[1.01 – 1.21]--to-1 upside exposure to increases in the Market Measure, subject to the Capped Value

●A positive return equal to the absolute value of the percentage decline in the level of the Market Measure only if the Market Measure does not decline by more than 10.00% (e.g., if the negative return of the Market Measure is -5.00%, you will receive a positive return of +5.00%)

●1-to-1 downside exposure to decreases in the Market Measure beyond a 10.00% decline, with up to 90.00% of your principal at risk

Participation Rate	[101.00% to 121.00%], to be determined on the pricing date.
Threshold Value	90.00% of the Starting Value
Capped Value	$12.50 per unit, a 25.00% return over the principal amount.
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will either increase moderately over the term of the notes or decrease to a level which is not below the threshold, and are willing to accept a capped return, take downside risk below a threshold and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1045520/000191870426008641/formfwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●Depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 90.00% of the principal amount.

●Any positive return on the notes is limited. The notes provide for a positive return if the level of the Market Measure increases or does not decrease by more than 10.00%. However, any positive return on the notes based on the appreciation of the Market Measure will be limited to the return represented by the Capped Value. In addition, the absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value will be 90.00% of the Starting Value, any positive return due to the depreciation of the Market Measure will be limited to 10.00%. Any decline in the Ending Value from the Starting Value by more than 10.00% will result in a loss, rather than a positive return, on the notes.

●Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components.

●Your investment return may be less than a comparable investment directly in the stocks included in the Market Measure.

●Payments on the notes, including any repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●The initial estimated value of the notes on the pricing date will be less than their public offering price.

●If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

●As a noteholder, you will have no rights of a holder of the securities represented by the Basket Components, and you will not be entitled to receive securities, dividends or other distributions by the issuers of those securities.

●Your return on the notes may be affected by factors affecting the international securities markets, specifically markets in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities included in the Basket Components trade against the U.S. dollar, which you would have received if you had owned the securities included in the Basket Components during the term of your notes, although the value of the Market Measure may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this document relates. Before you invest, you should carefully read these documents and other documents that CIBC has filed with the SEC for more complete information about CIBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov CIBC’s Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, MLPF&S or BofAS will arrange to send you these documents if you so request by calling toll-free at 1-800-294-1322.